UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of August, 2003

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date August 11, 2003

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

Monday, 11 August 2003

NEW HEAD OF FOOD AND LIQUOR BUSINESS

Coles Myer CEO John Fletcher today announced the appointment of former Asda executive Steven Cain as Group Managing Director, Food, Liquor and Fuel.

Mr Cain, 38, will take up the role in October when Alan Williams will retire.

Mr Fletcher said that Mr Cain had extensive commercial and operational experience in supermarket leadership as an executive of UK supermarket chain, Asda, during its performance turnaround.

Mr Cain was a key member of the leadership team put together by Asda Chief Executive Archie Norman when he was appointed to the company in 1999. Mr Cain had worked for Mr Norman in finance for three years at UK non-food retailer, Kingfisher Plc.

Over the next seven years, Mr Cain held the positions of Own Brand Marketing Controller, Grocery Trading Director, Deputy Trading Director, Store Development Director and Group Marketing Director.

"The Asda team of which Steven was a part is recognised as having led one of the most remarkable turnarounds in retailing history, culminating in the sale of the business to Walmart in 1999," Mr Fletcher said.

When he left Asda, Mr Cain was appointed to lead UK communications company Carlton Plc, becoming the youngest ever Chief Executive of a FTSE 100 company. He left Carlton in 2000 following the announcement of a proposed merger with United News Media, and has co-founded a start-up company, Going Green, to retail the UK's greenest car.

"We are delighted to have someone with Steven's leadership, supermarket and consumer goods expertise and experience to take over the helm of Coles Myer's food and liquor businesses, Coles, Bi-Lo, Liquorland and Fuel and Convenience.

"Steven will be joining the Coles Myer leadership team at a very exciting time for the company as we introduce a range of new initiatives to enhance our customer offering, improve our business and drive shareholder value," Mr Fletcher said.

Steven is married with three young children.

"Steven will take over the Food, Liquor and Fuel leadership baton from Alan Williams, whose contribution to the business has been unparalleled.

"As head of Coles Supermarkets and then as Chief Operating Officer of the Food and Liquor Group, Alan has lead the business through a period of tremendous expansion and sustained success, including a decade of compound double-digit earnings growth.

"In the last few months, Alan has overseen the introduction of new marketing campaigns in both Coles and Bi-Lo as well as the completion and launch of our new fuel alliance with Shell," Mr Fletcher said.

A career history for Mr Cain is attached.

More information:

Media: Scott Whiffin 03 9829 5548

Analysts: Amanda Fischer 03 9829 4521

STEVEN CAIN

CURRICULUM VITAE

1987 - 1989 BAIN & COMPANY INC

Consultant

1989 - 1992 KINGFISHER PLC

Group Development Executive

- role included leading the acquisition of Darty in France

1992 - 1999 ASDA PLC

    Asda Own Brand Marketing Controller

    roles included overhauling the overall own brand strategy, re-launching the range and re-organising internal management of development.

    Grocery Trading Director

    introduced a more partner based relationship with big suppliers and refocused the management of grocery areas within the store resulting in Asda's biggest ever floor change.

    Deputy Trading Director

    Store Development Director (Management Board)

    role included improving the pace of building and refurbishing stores, improving the management of suppliers and building and reducing expenditure

    Group Marketing Director - (Group Board October 1997)

    achieved highest awareness figures while reducing expenditure

1999 - 2000 CARLTON PLC

Chief Executive Officer

    youngest ever CEO of a FTSE 100 company.

2001 Exploring MBI and new business opportunities, including a venture to import electric cars into the UK.